Exhibit 2.5

Stephen A. Snyder

President

March 5, 2014

Rob Ramoji

CastleRock Solutions

995 Montague Expressway, #121

Milpitas, CA 95035

Re: Closing Date and Due Diligence Extension

Dear Mr. Ramoji:

Please allow this letter to memorialize the extension of the deadline for closing and completion of all exhibits to May 31, 2014 as set out in Sections 8.1 (c), (d) and 11.7 of the Asset Purchase Agreement (“APA”) dated August 23, 2013. Please also allow this letter to increase the Cash Purchase Price as defined in Section 1.2 of the APA by $100,000. If this is acceptable, please countersign and return to my attention.

Thank you for your attention to this matter.

Sincerely,

/s/ Stephen A. Snyder

Stephen A. Snyder

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By: /s/ Rob Ramoji	By: /s/ Rob Ramoji
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By: /s/ Rob Ramoji	By: /s/ Rob Ramoji
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